News Release

CIBC declares dividends

(Toronto, ON — Sept. 4, 2003) — CIBC’s board of directors today declared a dividend of 41 cents per share on common shares for the quarter ending October 31, 2003, payable on October 28, 2003 to holders of record on September 29, 2003.

Class A Preferred Shares

Other dividends per share for the quarter ending October 31, 2003, payable on October 28, 2003, to holders of record on September 29, 2003, were declared as follows:

Series 15	—	$0.353125
Series 16	—	US$0.353125
Series 17	—	$0.340625
Series 18	—	$0.34375
Series 19	—	$0.309375
Series 20	—	US$0.321875
Series 21	—	$0.375
Series 22	—	US$0.390625
Series 23	—	$0.33125
Series 24	—	$0.375
Series 25	—	$0.375
Series 26	—	$0.359375

For further information: Rob McLeod, Senior Director, Communications and Public Affairs, (416) 980-3714 or Kathryn A. Humber, Senior Vice-President of Investor Relations, (416) 980-3341.